TYPE: 425
SEQUENCE: 1
DESCRIPTION: NEWSPAPER ARTICLE FILED PURSUANT TO RULE 425



                                        Filed by: RMI.NET, Inc. This
                                        communication is filed pursuant to Rules
                                        165 and 425, as promulgated under the
                                        Securities Act of 1933, as amended.

                                        Subject Company: Internet Communications
                                                         Corporation
                                        Commission File No. 0-19578


THIS NEWSPAPER ARTICLE IS FILED BY RMI.NET, INC. PURSUANT TO RULES 165 AND 425 OF THE SECURITIES ACT OF 1933 AND IS THEREBY DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. INVESTORS ARE URGED TO READ THE VARIOUS FILINGS OF RMI.NET, INC AND INTERNET COMMUNICATIONS CORPORATION THAT HAVE BEEN AND WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO RMI.NET'S PROPOSED ACQUISITION OF INTERNET COMMUNICATIONS CORPORATION, INCLUDING THE PROXY STATEMENT/REGISTRATION STATEMENT THAT IS REQUIRED TO BE FILED WITH RESPECT TO THE PROPOSED ACQUISITION. THE SECURITIES AND EXCHANGE COMMISSION FILINGS ARE AVAILABLE TO THE PUBLIC AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. INVESTORS CAN ALSO OBTAIN FREE COPIES OF THE DOCUMENTS RELATING TO RMI.NET, INC. BY CONTACTING CHRISTOPHER J. MELCHER, VICE PRESIDENT AND GENERAL COUNSEL, RMI.NET, INC. LEGAL DEPARTMENT, 999 EIGHTEENTH STREET, SUITE 2201, DENVER, COLORADO 80202, (303) 672-0700, http://www.rmi.net.

Set forth below are press releases issued by RMI.NET, Inc.


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                   CSG SYSTEMS TO INVEST $1 MILLION IN RMI.NET

DENVER, Oct. 19 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), a national web solutions/e-commerce and connectivity company, announced today that CSG Systems International, Inc. (Nasdaq: CSGS) will make a $1 million equity investment in RMI.NET, with $750,000 already invested and the balance to come before June 2001. (Photo: http://www.newscom.com/cgi-bin/prnh/19990628/RMILOGO)

RMI.NET and CSG formed a strategic relationship in May 2000 whereby CSG Systems will furnish enhanced billing services for RMI.NET's customers. This new process is expected to generate significant monthly savings for RMI.NET, increase revenues, and provide more accurate, timely billing of customers.

"This investment is another strong vote of confidence in RMI.NET," stated Douglas H. Hanson, RMI.NET Chairman and CEO. "CSG is an important business partner for us. Given how well they know our business, their investment shows that they like how we're executing on our strategic action plan."

In June, RMI.NET announced a five-point strategic action plan to reach profitability, under which RMI.NET will grow organic revenue, control operating costs, retain customers, develop market-driven products, and upgrade its network. RMI.NET remains on track to reach neutral EBITDA in December, according to Hanson.

About RMI.NET

Denver-based RMI.NET is a national e-commerce and connectivity company focusing on Web solutions for small and medium-sized businesses. The company specializes in e-business applications; hosting and co-location; web design and web marketing; and high-speed Internet access, including DSL service. RMI.NET has annualized revenue of approximately $50 million and more than 100,000 customers nationwide. The company wholly owns a shopping, e-commerce and portal site, www.webzone.com. For more information, call (800) 411-6066 or visit RMI.NET's website at www.rmi.net.

This press release may contain forward-looking statements. Although the company believes these statements are based on reasonable assumptions, differences between assumed facts and actual results can be material, depending on the circumstances. For example, the conversion to CSG.net may not yield expected results, or RMI.NET may not continue to receive capital infusions or may not meet its cash-flow and profitability objectives, possibly resulting in an inability to execute on all aspects of the company's business plan. Investors should be aware of the important factors and risks that could have a material impact on future cash results and should refer to the cautionary statements sections of RMI.NET's periodic filings with the Securities and Exchange Commission, including the most recent forms 10-K and 10-Q.

/CONTACT: Jeremy Bronson of RMI.NET, 303-672-0706, jbronson@rmi.net/

    RMI.NET SIGNS AGREEMENT WITH TIME WARNER FOR CABLE OPEN ACCESS C COMPANY
       SELECTED BY TWO LARGEST CABLE COMPANIES FOR CLOSELY WATCHED TRIALS

DENVER, Oct. 18 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), a national web solutions/e-commerce and connectivity company, announced today that it has been chosen as one of a select few Internet companies to test multiple-company provision of high-speed Internet service over cable systems owned by Time Warner Cable, a subsidiary of Time Warner, Inc. (NYSE: TWX).
(Photo: http://www.newscom.com/cgi-bin/prnh/19990628/RMILOGO)

"Broadband access is the future of our industry," stated Douglas H. Hanson, RMI.NET Chairman and CEO. "We have been positioning RMI.NET for that future for nearly two years and count this agreements among the multiple indicators of our success."

RMI.NET recently announced that its digital subscriber line (DSL) customer growth rate has more than tripled in 2000, and DSL continues to be a core service product for the company. Cable open access has also been a key component of the company's broadband strategy, and RMI.NET executives have testified before the Federal Communications Commission and the Colorado legislature on this issue.

"We are eager to help demonstrate that cable system operators and Internet service providers can offer broadband Internet service over the same networks in an environment of healthy competition," said Hanson, "and we are pleased that the two largest national cable companies included RMI.NET in their trials."

The company had previously announced its selection to participate in the major AT&T trial being conducted in Boulder, Colorado. The Time Warner project will take place in Columbus, Ohio.

About RMI.NET

Denver-based RMI.NET is a national e-commerce and connectivity company focusing on Web solutions for small and medium-sized businesses. The company specializes in e-business applications; hosting, co-location, and web solutions, including design and marketing; and high-speed Internet access, including digital subscriber line (DSL) service. RMI.NET has annualized revenue of approximately $50 million and more than 100,000 customers nationwide. The company wholly owns a shopping, e-commerce and portal site, www.webzone.com. For more information, call (800) 411-6066, or visit RMI.NET's web site at www.rmi.net.

This press release may contain forward-looking statements. Although the company believes these statements are based on reasonable assumptions, differences between assumed facts and actual results can be material, depending on the circumstances. For example, RMI.NET may not be granted access to cable systems in order to sell its service to them, or the company may not have sufficient capital available to take advantage of such opportunities. Investors should be aware of the important factors and risks that could have a material impact on future results and should refer to the cautionary statements sections of RMI.NET's periodic filings with the Securities and Exchange Commission, including the most recent forms 10-K and 10-Q.

/CONTACT: Jeremy Bronson of RMI.NET, Inc., 303-672-0706, jeremy.bronson@corp.rmi.net/

            RMI.NET RANKS 7TH ON COLORADO'S 'TECHNOLOGY FAST 50' LIST

             DELOITTE & TOUCHE REPORT NAMES RMI.NET SEVENTH-FASTEST
              GROWING TECHNOLOGY COMPANY, WITH 2,455 PERCENT GROWTH

DENVER, Oct. 10 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), a national web solutions/e-commerce and connectivity company, has once again been ranked by Deloitte & Touche as one of the 50 fastest growing technology companies in Colorado. Rankings are based on the percentage of growth in revenues during the five-year period from 1995-1999.
(Photo: http://www.newscom.com/cgi-bin/prnh/19990628/RMILOGO)

RMI.NET was ranked seventh on the Colorado Fast 50 list in 2000, with 2,455% growth over the measured period -- more than twice the average growth rate on the Colorado Fast 50 list. The company is now automatically considered for Deloitte & Touche's Fast 500 program, a nationwide list of the fastest-growing technology companies that included RMI.NET in 1999.

"Winning this award demonstrates once again that we can and do achieve the objectives we set," stated Douglas H. Hanson, RMI.NET Chairman and CEO. "We very quickly built a national company with broad capabilities to serve our customers and a $50 million revenue base. We have shown that we can grow effectively." "Now we are focused on profitability, and we're on track to meet our stated objective of EBITDA neutrality in December," added Hanson.

"The Fast 50 recognizes and honors the fastest growing regional technology companies whose leaders have the vision and determination to beat the odds and build companies that contribute to the world with long-term solutions," said Steve Berthe, a Deloitte & Touche partner in the Denver office. "To attain a listing on the Fast 50 is no easy feat, and we at Deloitte & Touche congratulate RMI.NET for attaining this honor," Berthe added.

In addition to ranking in the top 10 of the Fast 50 two years in a row, RMI.NET was recently named to the Denver Post Top 100 list and was just selected as one of the 50 companies to watch in Denver by LocalBusiness.com.

In June 2000, RMI.NET announced a five-point strategic action plan, aimed at increasing organic revenue, reducing operating costs, retaining customers, selling market-driven products, and upgrading network infrastructure. Hanson noted, "The company is organized to advance these five objectives, and we expect continued good news on all five fronts in the weeks ahead."

About RMI.NET

Denver-based RMI.NET is a national e-commerce and connectivity company focusing on solutions for small and medium-sized businesses. The company specializes in e-business applications; web solutions, including design, hosting and marketing; and high-speed Internet access, including digital subscriber line (DSL) service. RMI.NET has annualized revenue of over $50 million and more than 100,000 customers nationwide. The company wholly owns a shopping, e-commerce and portal site, www.webzone.com , which includes the proprietary search engine, Infohiway. For more information, call (800) 411-6066, or visit RMI.NET's web site at www.rmi.net.

This press release may contain forward-looking statements. Although the company believes these statements are based on reasonable assumptions, differences between assumed facts and actual results can be material, depending on the circumstances. For example, RMI.NET may not continue to grow at a rate commensurate with past performance, and the company may not meet its cash-flow and profitability objectives, possibly resulting in an inability to execute on all aspects of the company's business plan. Investors should be aware of the important factors and risks that could have a material impact on future results and should refer to the cautionary statements sections of RMI.NET's periodic filings with the Securities and Exchange Commission, including the most recent forms 10-K and 10-Q.

/CONTACT: Jeremy Bronson of RMI.NET, Inc., 303-672-0706, jeremy.bronson@corp.rmi.net/

           RMI.NET ON TRACK TO REACH EBITDA NEUTRAL BY YEAR-END; FIVE
                POINT STRATEGIC ACTION PLAN HAVING DESIRED IMPACT

DENVER, Oct. 4 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), a national web solutions/e-commerce and connectivity company, announced today that significant progress in all areas of its five-point strategic action plan is having the desired impact. The company is on-track to achieve EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) neutrality by year-end.
(Photo: http://www.newscom.com/cgi-bin/prnh/19990628/RMILOGO)

Since announcing its new strategic action plan in June, the company has grown organic revenues, reduced operating expenses, introduced systems to improve customer retention, developed a new market driven product and has significantly upgraded its network.

"RMI.NET is not the same company it was nine months ago," said Douglas H. Hanson, RMI.NET Chairman and CEO. "Every employee in this company is focused on providing outstanding customer service and doing it cost effectively. This focused effort is beginning to have an impact. We are so confident in our direction that we now are looking beyond EBITDA neutrality to profitability," he explained.

The first point of the plan is to grow organic revenue by selling more services to existing customers. In June the company initiated a major effort to increase DSL sales. Since August, RMI has added 1,000 DSL customers per month, versus 300 per month during the first half of the year. The company expects this trend to accelerate through direct sales, referral partner programs and a new wholesale division.

The company also has made considerable progress in its ongoing cost reduction program. Since June, the company has reduced operating expenses by 43 percent and anticipates further reductions throughout the remainder of the year. It is on target to reach EBITDA neutrality by year-end.

To improve customer satisfaction, the third point of the plan, the company has introduced a new national customer care center and consolidated its billing operations into a more customer-friendly interface. The new national customer care center replaces five regional operations. It provides one point of contact for all customer telephone calls and introduces a new web-based self-care service option.

The new web-based billing system, designed and operated by CSG Systems Inc., replaces 11 separately run systems providing a more effective and efficient system for customers. The new single billing system that substantially reduces operating expenses, is being launched October 23.

The fourth point of the strategic action plan is to develop market driven products. The company has just released Marketplace v2.0 providing its e-commerce customers with a new set of tools to effectively do business on the web. This next generation platform enables online shopping, purchasing and fulfillment. It also offers customer relationship and inventory management and advanced merchandising capabilities. Further, the program has been designed to integrate third party accounting and payment options.

As announced in August, the company also is on track to upgrade its network with its agreement with Global Crossing North America. This $46 million five-year agreement provides RMI.NET with a nationwide fiber backbone giving its customers upgraded connections, the ability to connect toll-free nationwide and the ability to access data and video services more efficiently.

About RMI.NET

Denver-based RMI.NET is a national e-commerce and connectivity company focusing on solutions for small and medium-sized businesses. The company specializes in e-business applications; web solutions, including design, hosting and marketing; and high-speed Internet access, including digital subscriber line (DSL) service. RMI.NET has annualized revenue of over $50 million and more than 100,000 customers nationwide. The company wholly owns a shopping, e-commerce and portal site, www.webzone.com, which includes the proprietary search engine, Infohiway. For more information, call (800) 411-6066, or visit RMI.NET's web site at www.rmi.net.

This press release may contain forward-looking statements within the scope of the Securities Act of 1933 and the Securities Exchange Act of 1934. Although the company believes these statements are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Differences between assumed facts and actual results can be material depending on the circumstances and investors should be aware of the important factors that could have a material impact on future results. Please refer to the cautionary statements section of RMI.NET's 10-K dated December 31, 1999, and other Securities and Exchange Commission filings subsequent to this date.

/CONTACT: Alex Burney of RMI.NET, Inc., 303-672-0882, alex.burney@corp.rmi.net/